Consolidated Interim Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Three months ended March 31, 2011, and 2010

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	March 31,	December 31,	January 1,
	2011	2010	2010
Assets

Current assets:
Cash and cash equivalents	$45,952	$51,937	$43,299
Short-term investments	15,751	22,508	38,932
Trade and other receivables	14,351	11,614	12,903
Inventories (note 5)	17,582	12,382	9,168
Prepaid expenses and other current assets	1,404	957	2,114
Total current assets	95,040	99,398	106,416

Property, plant and equipment (note 6)	35,816	36,945	39,517
Intangible assets (note 7)	2,793	2,975	824
Goodwill (note 8)	48,106	48,106	48,106
Investments (note 9)	775	673	632
Long-term trade receivables	1,596	1,596	-
Other long-term assets	334	334	50
Total assets	$184,460	$190,027	$195,545

Liabilities

Current liabilities:
Trade and other payables (note 10)	$28,019	$21,885	$16,509
Deferred revenue	1,459	2,506	1,607
Current portion of finance lease liability	706	681	316
Provisions (note 11)	9,734	10,019	11,625
Total current liabilities	39,918	35,091	30,057

Finance lease liability	13,519	13,354	1,739
Deferred gain	5,840	5,947	-
Provisions and other long-term liabilities (note 11)	6,636	6,052	6,159
Total liabilities	65,913	60,444	37,955

Equity:
Share capital (note 12)	836,832	836,245	835,565
Treasury shares (note 12)	(448)	(670)	(207)
Contributed surplus (note 12)	288,977	289,444	285,814
Accumulated deficit	(1,005,151)	(995,023)	(963,582)
Accumulated other comprehensive loss	40	-	-
Total equity attributable to equity holders	120,250	129,996	157,590
Dantherm Power A/S non-controlling interests	(1,703)	(413)	-
Total equity	118,547	129,583	157,590
Total liabilities and equity	$184,460	$190,027	$195,545

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended March 31,
	2011	2010
Revenues:
Product and service revenues	$15,299	$11,882
Cost of product and service revenues	12,806	10,112
Gross margin	2,493	1,770

Operating expenses:
Research and product development	7,298	8,000
General and administrative	4,046	3,079
Sales and marketing	2,452	1,802
Total operating expenses	13,796	12,881

Results from operating activities	(11,303)	(11,111)
Finance income and other	159	44
Finance expense	(292)	(86)
Net finance income (loss)	(133)	(42)
Gain on sale of assets (note 6)	11	3,305
Loss before income taxes	(11,425)	(7,848)
Income taxes	113	3
Net loss for period	(11,538)	(7,851)
Foreign currency translation differences	77	-
Comprehensive loss for period	$(11,461)	$(7,851)

Net loss attributable to:
Ballard Power Systems Inc. for period	$(10,211)	$(6,564)
Dantherm Power A/S non-controlling interest for period	(1,327)	(1,287)
Net loss for period	$(11,538)	$(7,851)
Comprehensive loss attributable to:
Ballard Power Systems Inc. for period	$(10,171)	$(6,564)
Dantherm Power A/S non-controlling interest for period	(1,290)	(1,287)
Comprehensive loss for period	$(11,461)	$(7,851)

Basic and diluted loss per share attributable to
Ballard Power Systems Inc.	$(0.12)	$(0.08)
Weighted average number of common shares outstanding	84,205,781	84,012,410

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC. Consolidated Statement of Changes in Equity Unaudited (Expressed in thousands of U.S. dollars except per share amounts and number of shares)

	Ballard Power Systems Inc. equity						Dantherm
							Power A/S
						Accumulated
						other	Non-
	Number of	Share	Treasury	Contributed	Accumulated	comprehensive	controlling
	shares	capital	shares	surplus	deficit	loss	interests	Total equity
Balance, January 1, 2010	83,973,988	$835,565	$(207)	$285,814	$(963,582)	$-	$-	$157,590
Acquisition of Dantherm
Power	-	-	-	-	-	-	3,543	3,543
Net loss	-	-	-	-	(6,564)	-	(1,287)	(7,851)
Non-dilutive financing	-	-	-	(10)	-	-	-	(10)
Purchase of treasury
shares	-	-	(69)	-	-	-	-	(69)
RSUs redeemed	85,303	464	-	(610)	-	-	-	(146)
Options exercised	50,828	103	-	(34)	-	-	-	69
Share distribution plan	-	-	-	339	-	-	-	339
Balance, March 31, 2010	84,110,119	836,132	(276)	285,499	(970,146)	-	2,256	153,465
Additional investment in
Dantherm Power	-	-	-	915	-	-	(49)	866
Net loss	-	-	-	-	(24,856)	-	(2,620)	(27,476)
Non-dilutive financing	-	-	-	(12)	-	-	-	(12)
Purchase of treasury
shares	-	-	(490)	-	-	-	-	(490)
RSUs and DSUs redeemed	16,683	78	96	(190)	(21)	-	-	(37)
Options exercised	21,663	35	-	(13)	-	-	-	22
Share distribution plan	-	-	-	3,245	-	-	-	3,245
Balance, December 31, 2010	84,148,465	836,245	(670)	289,444	(995,023)	-	$(413)	$129,583
Net loss	-	-	-	-	(10,211)	-	(1,327)	(11,538)
Foreign currency
translation for foreign
operations	-	-	-	-	-	40	37	77
Purchase of treasury
shares	-	-	(135)	-	-	-	-	(135)
RSUs redeemed	170,893	550	357	(1,525)	83	-	-	(535)
Options exercised	20,834	37	-	(6)	-	-	-	31
Share distribution plan	-	-	-	1,064	-	-	-	1,064
Balance, March 31, 2011	84,340,192	$836,832	$(448)	$288,977	$(1,005,151)	$40	$(1,703)	$118,547

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2011	2010
Cash provided by (used for):
Operating activities:
Net loss for the period	$(11,538)	$(7,851)
Items not affecting cash:
Compensatory shares	1,061	339
Employee future benefits	(300)	-
Depreciation and amortization	1,467	1,653
Gain on sale of assets (note 6)	(11)	(3,286)
Foreign currency translation differences for foreign operations	77	-
	(9,244)	(9,145)
Changes in non-cash working capital:
Trade and other receivables	(2,483)	(2,232)
Inventories	(5,200)	(3,411)
Prepaid expenses and other current assets	(446)	383
Trade and other payables	4,905	(722)
Deferred revenue	(1,047)	88
Accrued warranty liabilities	(566)	807
	(4,837)	(5,087)
Cash used by operating activities	(14,081)	(14,232)
Investing activities:
Net decrease (increase) in short-term investments	6,757	750
Additions to property, plant and equipment	(720)	(542)
Proceeds on sale of property, plant and equipment	1,650	19,958
Payment of accrued monetization costs	-	(1,508)
Investments in associated companies (note 9)	(102)	-
Business acquisition including cash acquired	-	1,272
	7,585	19,930
Financing activities:
Non-dilutive financing	-	(10)
Purchase of treasury shares	(135)	(69)
Payment of finance lease liabilities	(167)	(261)
Net proceeds on issuance of share capital	31	69
Proceeds on issuance of convertible debenture from Dantherm Power A/S
non-controlling interests	782	-
	511	(271)

Increase (decrease) in cash and cash equivalents	(5,985)	5,427
Cash and cash equivalents, beginning of period	51,937	43,299
Cash and cash equivalents, end of period	$45,952	$48,726

Supplemental disclosure of cash flow information (note 14)
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1. Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power and distributed generation) markets. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. Our technology is based on proton exchange membrane (“PEM”) fuel cells.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2011 comprise the Corporation and its subsidiaries (note 3(a)).

2. Basis of preparation:

(a) Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. These are the Corporation’s first International Financial Reporting Standards (“IFRS”) condensed consolidated interim financial statements for part of the period covered by the first IFRS annual financial statements and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Corporation is provided in note 16. This note includes reconciliations of equity and total comprehensive income for comparative periods and of equity at the date of transition reported under previous Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to those reported for those periods and at the date of transition under IFRS.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2. Basis of preparation (cont’d):

(b) Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:
  Financial instruments classified as fair value through profit or loss and available for sale are measured at fair value;

  Derivative financial instruments are measured at fair value;

  Employee future benefit plan assets are measured at fair value, determined directly by reference to quoted market prices; and
(c) Functional and presentation currency:

The functional and presentation currency of the Corporation is the U.S. dollar.

(d) Use of estimates and judgments:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Corporation’s management to make judgments, estimates and assumptions that affect the amounts reported in these condensed consolidated interim financial statements and notes. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring management to make estimates include revenue recognition, product warranty obligations, the net realizable value of inventory, valuation of investments, recoverability of intangibles and goodwill, and employee future benefits. These estimates and judgments are further discussed in note 4.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies:

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
			January 1,
	2011	2010	2010
Ballard Material Products Inc.	100%	100%	100%
Ballard Power Corporation	100%	100%	100%
Dantherm Power A/S	52%	45% - 52%	-

Subsidiaries are entities over which the Corporation exercises control, where control is defined as the power to govern financial and operating policies, generally owning greater than 50% of the voting rights. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.

The Corporation acquired a 45% interest in Dantherm Power on January 18, 2010. As the Corporation obtained control over Dantherm Power as of the date of acquisition of the 45% interest, Dantherm Power has been consolidated since January 18, 2010.

In August 2010, the Corporation acquired an additional 7% interest in Dantherm Power.

Acquisitions of non-controlling interest are accounted as transactions with equity holders in their capacity as equity holders; therefore no goodwill is recognized as a result of such transactions.

(b) Foreign currency:

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(b) Foreign currency (cont’d):

(ii) Foreign operations

The assets and liabilities of foreign operations are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to presentation currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income in the cumulative translation account.

(c) Financial instruments:

(i) Financial assets

The Corporation initially recognizes loans and receivables and deposits on the date that they are originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.

Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or if the Corporation manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Corporation’s documented risk management or investment strategy. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in net loss.

The Corporation’s short-term investments, consisting of highly liquid interest bearing securities with maturities at the date of purchase between three months and three years, are classified as held for trading.

The Corporation also periodically enters into platinum futures and foreign exchange forward contracts to limit its exposure to platinum price and foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through net loss. The Corporation does not designate these financial instruments as hedges.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(c) Financial instruments (cont’d):

(i) Financial assets (cont’d)

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Loans and receivables are comprised of the Corporation’s trade and other receivables.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. The Corporation’s investment in Chrysalix Energy Limited Partnership (“Chrysalix”) is classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Determination of fair value

The fair value of financial assets at fair value through profit or loss and available-for-sale are determined by reference to their quoted closing bid price at the reporting date if they are traded in an active market. For derivative instruments (foreign exchange forward contracts, platinum futures contracts), fair value is based on their listed market price and reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Corporation and the counterparty when appropriate. The fair value of loans and receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

	(ii)	Financial liabilities

Financial liabilities comprise the Corporation’s trade and other payables. The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized costs using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.

	(iii)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

(d)
Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(e)
Property, plant and equipment:

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components).

Property, plant and equipment are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method less its residual value over the estimated useful lives of the assets as follows:

Building	30 to 39 years
Building under capital lease	15 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Leasehold improvements	The shorter of initial term of the respective
lease and estimated useful life
Production and test equipment	4 to 15 years
Production and test equipment	5 years
under capital lease

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within other income in profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(f)
Leases:

Leases where the Corporation assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and not recognized in the statement of financial position.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Payments made under operating leases are recognized in income on a straight-line basis over the term of the lease. Lease incentives received are recognized as a reduction to the lease expense over the term of the lease.

(g)
Goodwill and intangible assets:

Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

Goodwill acquired in a business combination is allocated to groups of cash generating units that are expected to benefit from the synergies of the combination.

Intangible assets consist of fuel cell technology acquired from third parties and are recorded at cost less accumulated amortization and impairment losses. Intangible assets less their residual values are amortized over their estimated useful lives of 5 years using the straight-line method from the date that they are available for use. Amortization methods, useful lives and residual values are reviewed annually and adjusted if appropriate.

Costs incurred in establishing and maintaining patents and license agreements are expensed in the period incurred.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(g)
Goodwill and intangible assets (cont’d):

Research costs are expensed as they are incurred. Product development costs are expensed as incurred except when they meet specific criteria for capitalization. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development costs are capitalized only if costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development to use or sell the asset. Capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses. Capitalized development costs, if any, are amortized when commercial production begins, using the straight-line method over a period of 5 years.

(h)	Impairment:

(i)
Financial assets

Financial assets not carried at fair value through profit or loss are assessed for impairment at each reporting date by determining whether there is objective evidence that indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in accumulated other comprehensive loss in equity, to net loss. The cumulative loss that is removed from other comprehensive income and recognized in net loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value less any impairment loss previously recognized in net loss. If subsequently the fair value of an impaired available-for-sale security increases, then the impairment loss is reversed, with the amount of the reversal recognized in net loss. However, any subsequent recovery in the fair value of an impaired available for sale equity security is recognized in other comprehensive income.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(h)	Impairment (cont’d):

(ii)
Non-financial assets

The carrying amounts of the Corporation’s non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. Cash-generating units to which goodwill has been allocated reflects the lowest level at which goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(i)
Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance cost.

Warranty provision

A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

Decommissioning liabilities

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

(j)
Revenue recognition:

The Corporation generates revenues primarily from product sales and services. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service revenues are derived primarily from cost-plus reimbursable contracts. Engineering development revenues are derived primarily from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recorded when the product is shipped to the customer and the risks of ownership are transferred to the customer, when the price is fixed and determinable, and collection is reasonably assured. Provisions are made at the time of sale for warranties.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(j)
Revenue recognition (cont’d):

On long-term fixed price contracts, revenues are recognized on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(k)
Finance income and costs:

Finance income comprises of interest income on funds invested, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in income, using the effective interest method.

Finance costs comprise interest expense on capital leases, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets.

Foreign currency gains and losses are reported on a net basis.

(l)
Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(l)
Income taxes (cont’d):

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m)
Employee future benefits:

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

The Corporation accounts for employee future benefit plan assets and obligations and related costs of defined benefit pension plans, and other post-retirement benefits, under the following accounting policies:
  Accrued benefit obligations and the cost of pension and other post-retirement benefits earned by participants are determined from actuarial calculations according to the projected benefit method prorated on services. The accrued benefit obligations under the post-employment benefit plans are determined from actuarial calculations according to the accumulated benefit method. The calculations are based on management’s best estimate assumptions relating to salary escalations, retirement age of participants and estimated health-care costs. Pension obligations are discounted using current market interest rates. Changes in accrued benefit obligations are recognized immediately.

  Plan assets are measured at fair value, determined directly by reference to quoted market prices. Changes in fair value on plan assets are recognized immediately.

  Actuarial gains or losses arise from changes in actuarial assumptions used to determine accrued benefit obligations and from emerging experience different from the selected assumptions. Actuarial gains or losses arising from defined benefit plans are recognized immediately in comprehensive income.

  Current service costs are recognized immediately.

  Curtailment gains and losses arising from plan amendments are recognized immediately.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(m)
Employee future benefits (cont’d):

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash or share bonus if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(n)
Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus. Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and estimated for forfeitures. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the income statement with a corresponding adjustment to equity.

The Corporation issues shares and share options under its share-based compensation plans as described in note 12. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

(o)
Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method. Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not calculated.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(p)
Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of operations, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(q)
Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.

4. Critical accounting estimates and judgments:

The preparation of the consolidated financial statements requires the Corporation’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results may differ from those estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. The estimates and assumptions critical to the determination of carrying value of assets and liabilities are discussed below:

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4. Critical accounting estimates and judgments (cont’d):

(a) Revenue:

Revenues under certain contracts for product and engineering development services, provide for receipt of payment based on achieving defined milestones or on the performance of work under product development programs. Revenues are recognized under these contracts based on management’s estimate of progress achieved against these milestones or on the proportionate performance method of accounting. Changes in management’s estimated costs to complete a contract may result in an adjustment to previously recognized revenues.

(b) Warranty Provision:

In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

(c) Inventory:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4. Critical accounting estimates and judgments (cont’d):

(d) Goodwill:

The values associated with goodwill involve significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. At least annually, the carrying value of goodwill is reviewed for potential impairment. Among other things, this review considers the fair value of the cash-generating units based on discounted estimated future cash flows. These significant estimates require considerable judgment, which could affect the Corporation’s future results if the current estimates of future performance and fair values change.

(e) Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, salary escalation, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

5. Inventories

Write-downs of inventories and reversals of write-downs are included in either cost of product and service revenues or research and product development expense, depending on the nature of inventory. During the three months ended March 31, 2011, the write-down of inventories to net realizable value amounted to $38,000 (March 31, 2010 - $207,000). There were no reversals of write-downs during the three months ended March 31, 2011 and 2010.

6. Property, plant and equipment:

In March 2011, the Corporation completed a sub-lease agreement with Daimler AG (“Daimler”) for the rental of 21,000 square feet of surplus production space in the Corporation’s specialized fuel cell manufacturing facility. As part of the sub-lease agreement, certain production and test equipment with a net book value of $471,000 were sold to Daimler in advance of the sub-lease for cash proceeds of $1,639,000. On the closing of this transaction, estimated costs to sell of approximately $1,168,000 were accrued against the disposition. The $11,000 gain on sale of assets relates to other dispositions during the three months ended March 31, 2011.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6. Property, plant and equipment (cont’d):

In March 2010, the Corporation completed a sale and leaseback agreement whereby the Corporation sold its head office building in Burnaby, British Columbia and then leased the property back for an initial 15-year term plus two renewal options. Due to the long-term nature of the lease, the leaseback of the building qualified as a finance lease. At March 31, 2011, the net carrying value of the leased building was $11,300,000 (December 31, 2010 - $11,528,000).

At March 31, 2011, the net carrying value of leased production equipment was $1,914,000 (December 31, 2010 - $1,955,000).

7. Intangible assets:

Amortization of $182,000 (March 31, 2010 - $159,000) and impairment losses of fuel cell technology and development costs are allocated to research and product development in comprehensive loss. There were no impairment losses during the three months ended March 31, 2011 and 2010.

8. Goodwill:

For the purpose of impairment testing, goodwill is allocated to the Corporation’s operating divisions which represent the lowest level within the Corporation at which the goodwill is monitored for internal management purposes, which is not higher than the Corporation’s operating segments (note 15).

The aggregate carrying amounts of goodwill allocated to each unit are as follows:

	March 31,	December 31,	January 1,
	2011	2010	2010
Fuel cell products	$46,291	$46,291	$46,291
Contract automotive	-	-	-
Material products	1,815	1,815	1,815
	$48,106	$48,106	$48,106

The impairment testing for the above cash-generating unit’s was based on comparing the higher of (i) fair value and (ii) value-in-use to the carrying amounts of the cash-generating units. The impairment test calculation, conducted annually on December 31, resulted in no impairment of goodwill.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

9. Investments:

Investments are comprised of the following:

	March 31, 2011		December 31, 2010		January 1, 2010
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		ownership		ownership		ownership
Chrysalix Energy	$765	15.0%	$663	15.0%	$632	15.0%
Limited Partnership
Other	10		10		-
	$775		$673		$632

Chrysalix Energy Limited Partnership (“Chrysalix”) is accounted for as an available-for-sale financial asset and recorded at fair value.

During the three months ended March 31, 2011, the Corporation made additional investments of $102,000 (March 31, 2010 - nil) in Chrysalix.

10. Trade and other payables:

	March 31,	December 31,	January 1,
	2011	2010	2010
Trade accounts payable	$12,192	$8,453	$6,670
Other liabilities	4,257	3,919	2,861
Compensation payable	11,207	9,159	5,235
Taxes payable	363	354	302
Accrued monetization costs	-	-	1,441
	$28,019	$21,885	$16,509

11. Provisions and other long-term liabilities:

	March 31,	December 31,	January 1,
	2011	2010	2010
Legal and other	$766	$1,371	$1,675
Restructuring charges	963	78	2,137
Accrued warranty obligation	8,005	8,570	7,813
Current	$9,734	$10,019	$11,625

Employee defined benefit plans	$2,650	$2,950	$3,311
Decommissioning liabilities	3,204	3,102	2,848
Convertible debenture in Dantherm	782	-	-
Power A/S
Non-current	$6,636	$6,052	$6,159

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11. Provisions and other long-term liabilities (cont’d):

A provision for decommissioning liabilities has been recorded for the Corporation’s leased locations and is related to site restoration obligations at the end of the lease term. Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonable possible outcomes of the total costs, which range from $3,300,000 to $5,260,000. In determining the fair value of the decommissioning liabilities, the estimated cash flows have been discounted at 3% per annum, resulting in an estimated future liability of $4,100,000. The obligation will be settled at the end of the term of the operating lease, which extends to 2019. The provision has increased during the period due to accretion costs.

The convertible debenture relates to financing to Dantherm Power by the non-controlling partners and is redeemable at the option of Dantherm Power subject to approval by all convertible debenture holders on or after January 1, 2013 including interest, which is accrued at 12%. Prior to December 31, 2013 (the “Maturity Date”), the convertible debenture holders may elect to convert all or part of the debenture into shares of Dantherm Power at a conversion price equal to DKK 3.40 per share. The Maturity Date may be extended to December 31, 2014 with approval of the subscribers.

12. Share-based payment:

Share options

As at March 31, 2011 and 2010, options to purchase 7,800,186 and 6,759,949 common shares, respectively, were outstanding. During the three months ended March 31, 2011, compensation expense of $429,000 (March 31, 2010 - $393,000) was recorded in net income based on the grant date fair value of the awards recognized over the vesting period.

During the three months ended March 31, 2011, options to purchase 1,669,369 (March 31, 2010 – 1,428,237) common shares were granted with a weighted average fair value of $1.20 (March 31, 2010 - $1.28) and vesting periods of three years.

The fair values of the options granted during the period were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	Three months ended March 31,
	2011	2010
Expected life	5 years	5 years
Expected dividends	Nil	Nil
Expected volatility	64%	65%
Risk-free interest rate	3%	3%

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12. Share-based payment (cont’d):

Restricted Share Units

As at March 31, 2011 and 2010, 1,935,199 and 1,900,642 restricted share units (“RSUs”), respectively, were outstanding. During the three months ended March 31, 2011, 628,855 RSUs were issued and compensation expense of $635,000 was recorded in net income. During the three months ended March 31, 2010, 750,858 RSUs were issued and 322,959 unvested RSUs were forfeited, resulting in the reversal of the previously recorded compensation expense relating to the forfeited RSUs. As a result, a net increase of $53,000 to net income was recorded during the three months ended March 31, 2010. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria.

During the three months ended March 31, 2011, the Corporation repurchased 80,211 (March 31, 2010 – 29,243) common shares for cash consideration of $135,000 (March 31, 2010 - $69,000) through the trust established for the purpose of funding RSU grants under the Corporation’s market purchase RSU plan. During the three months ended March 31, 2011, 308,914 RSUs vested under the market purchase RSU plan and 177,025 common shares were issued from the trust. No RSUs vested and no common shares were issued under the market purchase plan during the three months ended March 31, 2010. As at March 31, 2011, the Corporation held 221,801 shares as treasury shares.

Deferred Share Units

As at March 31, 2011 and 2010, 290,797 and 316,152 deferred share units (“DSUs”) were outstanding respectively. During the three months ended March 31, 2011 and 2010, no DSUs were issued and no compensation expense was recorded in net income.

13. Related party transactions:

Related parties include the non-controlling interests in Dantherm Power A/S, being Dantherm A/S and Danfoss Ventures A/S. Revenues and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14. Supplemental disclosure of cash flow information:

	Three months ended March 31,
	2011	2010
Non-cash financing and investing activities:
Compensatory shares	$550	$464
Assets acquired under finance lease (note 6)	$-	$12,180

15. Segmented financial information:

The Corporation’s business operates in three market segments:
  Fuel Cell Products: Fuel cell products and services for motive power (material handling and bus markets) and stationary power (back-up power and distributed generation markets) applications;

  Contract Automotive: Contract technical and manufacturing services provided primarily to Daimler, Ford and AFCC; and

  Material Products: Carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.
Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product and service revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly attributable to individual segments.

Costs associated with shared services and other shared costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development that are not attributable to individual segments, sales and marketing, and general and administrative, which apply generally across all segments and are reviewed separately by senior management.

A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15. Segmented financial information (cont’d):

	Three months ended March 31,
	2011	2010
Total revenues
Fuel Cell Products	$6,973	$4,998
Contract Automotive	3,162	1,599
Material Products	5,164	5,285
	$15,299	$11,882
Segment income (loss) for the period (1)
Fuel Cell Products	$(1,101)	$(3,477)
Contract Automotive	568	256
Material Products	559	1,797
Total	26	(1,424)

Corporate amounts
Research and product development	(4,831)	(4,806)
General and administrative	(4,046)	(3,079)
Sales and marketing	(2,452)	(1,802)
Net finance loss	(133)	(42)
Gain on sale of assets	11	3,305
Loss before income taxes	$(11,425)	$(7,848)
(1) Research and product development costs directly related to segments are included in segment income (loss) for the period.

16. Transition to IFRS:

As stated in note 2(a), these are the Corporation’s first condensed consolidated interim financial statements prepared in accordance with IFRS. The accounting policies set out in note 3 have been applied in preparing the interim financial statements for the three months ended March 31, 2011, the comparative information presented in these interim financial statements for both the three months ended March 31, 2010 and year ended December 31, 2010 and in the preparation of the opening IFRS statement of financial position at January 1, 2010 (the Corporation’s “Transition Date”).

In preparing its opening IFRS statement of financial position, the Corporation has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. The following is an explanation of how the transition from Canadian GAAP to IFRS has affected the Corporation’s financial position, financial performance and cash flows.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16. Transition to IFRS (cont’d):

(i) IFRS 1, First-Time Adoption of International Financial Reporting Standards:

IFRS 1, First-Time Adoption of International Financial Reporting Standard, permits those companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS at the time of transition. The following are the initial IFRS 1 mandatory elections and optional exemptions applied by the Corporation upon initial adoption of IFRS from Canadian GAAP:

Estimates:

Hindsight is not used to create or revise estimates. The estimates previously made by the Corporation under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any differences in accounting policies.

Share-based payments:

The Corporation has elected to apply IFRS 2, Share-based Payments, to all equity instruments granted after November 7, 2002 that had not vested as of the Transition Date and elected not to apply the standard to any equity instruments issued prior to this date.

Business combinations:

The Corporation has elected to prospectively apply IFRS 3, Business Combinations, from the Transition Date, rather than retrospectively restating all business combinations that have occurred prior to the Transition Date. As such, any goodwill arising from past business combinations have not been adjusted from the carrying value previously determined under Canadian GAAP.

Currency translation differences:

The Corporation has elected to reset its historical cumulative translation gains and losses to nil at the Transition Date, rather than to retrospectively apply IAS 21, The Effects of Changes in Foreign Exchange Rates. Historical cumulative translation adjustments arose prior to 2001 and totaled $236,000. These were a result of the consolidation method applied at the time to the Corporation’s German subsidiary.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16. Transition to IFRS (cont’d):

(i) IFRS 1, First-Time Adoption of International Financial Reporting Standards (cont’d):

Employee benefits:

The Corporation has elected to disclose comparative information with regards to the defined benefit pension plan and other benefit plans for the current and previous period, rather than the previous four periods as required under IAS 19, Employee Benefits.

Decommissioning liabilities:

The Corporation has elected not to retrospectively restate its decommissioning liabilities. The Corporation elected rather to calculate the provision per IFRS 37, Provisions, Contingent Liabilities and Contingent Assets, at the Transition Date, as if the obligation arose at that date. The calculated value was then discounted to the date the obligation first arose and then the provision was accreted up to the Transition Date.

(ii) Reconciliations of Canadian GAAP to IFRS:

Reconciliation of shareholder’s equity from Canadian GAAP to IFRS as at:

		January 1,	March 31,	December 31,
		2010	2010	2010
Shareholders’ equity under Canadian GAAP		$158,920	$151,575	$127,875
Differences:
Decommissioning liabilities	a	(1,330)	(1,362)	(1,381)
Sale and leaseback gain on operating lease	d	-	3,252	3,089
Total equity under IFRS		$157,590	$153,465	$129,583

Reconciliation of comprehensive loss from Canadian GAAP to IFRS for the period ended:

		March 31,	December 31,
		2010	2010
Net loss and comprehensive loss under Canadian GAAP		$(11,332)	$(38,843)
Differences:
Decommissioning liabilities	a	(32)	(51)
Share-based payments	b	261	478
Sale and leaseback gain on operating lease	d	3,252	3,089
Total net loss and comprehensive loss under IFRS		$(7,851)	$(35,327)

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Transition to IFRS (cont’d):

(ii)	Reconciliations of Canadian GAAP to IFRS (cont’d):

Reconciliation of the Canadian GAAP consolidated statement of financial position as at January 1, 2010 to IFRS:

			Effect of	Effect of
			transition to	transition to
		Canadian	IFRS	IFRS
	Note	GAAP	Adjustments	Reclassifications	IFRS
Assets

Current assets:
Cash and cash equivalents		$43,299	$-	$-	$43,299
Short-term investments		38,932	-	-	38,932
Trade and other receivables		12,903	-	-	12,903
Inventories		9,168	-	-	9,168
Prepaid expenses and other		2,114	-	-	2,114
current assets
Total current assets		106,416	-	-	106,416

Property, plant and equipment	a	39,320	197	-	39,517
Intangible assets		824	-	-	824
Goodwill		48,106	-	-	48,106
Investments		632	-	-	632
Other long-term assets		50	-	-	50
Total assets		$195,348	$197	$-	$195,545

Liabilities and Equity

Current liabilities:
Trade and other payables	h	$20,321	$-	$(3,812)	$16,509
Deferred revenue		1,607	-	-	1,607
Current portion of finance		316	-	-	316
lease liability
Provisions	h	7,813	-	3,812	11,625
Total current liabilities		30,057	-	-	30,057

Finance lease liability		1,739	-	-	1,739
Provisions and other long-	a	4,632	1,527	-	6,159
term liabilities
Total liabilities		36,428	1,527	-	37,955

Equity:
Share capital		835,565	-	-	835,565
Treasury shares		(207)	-	-	(207)
Contributed surplus	b	284,510	1,304	-	285,814
Accumulated deficit	a, b, c	(960,712)	(2,870)	-	(963,582)
Accumulated other	c	(236)	236	-	-
comprehensive loss
Total equity		158,920	(1,330)	-	157,590
Total liabilities and equity		$195,348	$197	$-	$195,545

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Transition to IFRS (cont’d):

(ii)	Reconciliations of Canadian GAAP to IFRS (cont’d):

Reconciliation of the Canadian GAAP consolidated statement of financial position as at December 31, 2010 to IFRS:

			Effect of	Effect of
			transition to	transition to
		Canadian	IFRS	IFRS
	Note	GAAP	Adjustments	Reclassifications	IFRS
Assets

Current assets:
Cash and cash equivalents		$51,937	$-	$-	$51,937
Short-term investments		22,508	-	-	22,508
Trade and other receivables		11,614	-	-	11,614
Inventories		12,382	-	-	12,382
Prepaid expenses and other		957	-	-	957
current assets
Total current assets		99,398	-	-	99,398

Property, plant and equipment	a	36,706	239	-	36,945
Intangible assets		2,975	-	-	2,975
Goodwill		48,106	-	-	48,106
Investments		673	-	-	673
Long-term trade receivables		1,596	-	-	1,596
Other long-term assets		334	-	-	334
Total assets		$189,788	$239	$-	$190,027

Liabilities and Equity

Current liabilities:
Trade and other payables	h	$23,334	$-	$(1,449)	$21,885
Deferred revenue		2,506	-	-	2,506
Current portion of finance		681	-	-	681
lease liability
Provisions	h	8,570	-	1,449	10,019
Total current liabilities		35,091	-	-	35,091

Finance lease liability		13,354	-	-	13,354
Deferred gain	d	9,036	(3,089)	-	5,947
Provisions and other long-	a	4,432	1,620	-	6,052
term liabilities
Total liabilities		61,913	(1,469)	-	60,444

Equity:
Share capital		836,245	-	-	836,245
Treasury shares		(670)	-	-	(670)
Contributed surplus	b	288,618	826	-	289,444
Accumulated deficit	a, b, c, d	(995,669)	646	-	(995,023)
Accumulated other	c	(236)	236	-	-
comprehensive loss
Total equity attributable to		128,288	1,708	-	129,996
equity holders
Dantherm Power A/S non-		(413)	-	-	(413)
controlling interests
Total equity		127,875	1,708	-	129,583
Total liabilities and equity		$189,788	$239	$-	$190,027

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Transition to IFRS (cont’d):

(ii)	Reconciliations of Canadian GAAP to IFRS (cont’d):

Reconciliation of the Canadian GAAP consolidated statement of comprehensive loss for the year-ended December 31, 2010 to IFRS:

			Effect of	Effect of
			transition to	transition to
		Canadian	IFRS	IFRS
	Note	GAAP	Adjustments	Reclassifications	IFRS
Revenues:

Product and service revenues		$65,019	$-	$-	$65,019
Cost of product and service	a, b	54,808	79	-	54,887
revenues
Gross margin		10,211	(79)	-	10,132

Operating expenses:
Research and product	b, d, i	23,812	(46)	4,983	28,749
development
General and administrative	b, i	13,315	(271)	1,733	14,777
Sales and marketing	b, i	8,861	(14)	266	9,113
Restructuring and related	i	285	-	(285)	-
costs
Acquisition charges	i	243	-	(243)	-
Depreciation and amortization	i	6,454	-	(6,454)	-
Total operating expenses		52,970	(331)	-	52,639

Operating loss		(42,759)	252	-	(42,507)
Finance income	a	128	(120)	-	8
Finance expense	a	(974)	113	-	(861)
Net finance income (loss)		(846)	(7)	-	(853)
Gain on sale of assets	d	4,765	3,271	-	8,036
Loss before income taxes		(38,840)	3,516	-	(35,324)
Income tax (recovery)		3	-	-	3
Net loss and comprehensive loss		(38,843)	3,516	-	(35,327)
Less: Net loss attributable to Dantherm		(3,907)	-	-	(3,907)
Power A/S non-controlling interests
Net loss and comprehensive loss		$(34,936)	$3,516	$-	$(31,420)
attributable to Ballard Power
Systems Inc.
Basic and diluted loss per share		$(0.42)	$0.05	$-	$(0.37)
attributable to Ballard Power
Systems Inc.
Weighted average number of		84,102,315	84,102,315	84,102,315	84,102,315
common shares outstanding

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Transition to IFRS (cont’d):

(ii)	Reconciliations of Canadian GAAP to IFRS (cont’d):

Reconciliation of the Canadian GAAP consolidated statement of comprehensive loss for the period ended March 31, 2010 to IFRS:

			Effect of	Effect of
			transition to	transition to
		Canadian	IFRS	IFRS
	Note	GAAP	Adjustments	Reclassifications	IFRS
Revenues:

Product and service revenues		$11,882	$-	$-	$11,882
Cost of product and service	a, b	10,097	15	-	10,112
revenues
Gross margin		1,785	(15)	-	1,770

Operating expenses:
Research and product	b, d, i	7,218	(105)	887	8,000
development
General and administrative	b, i	3,094	(118)	103	3,079
Sales and marketing	b, i	1,764	(15)	53	1,802
Acquisition charges	i	47	-	(47)	-
Depreciation and amortization	i	996	-	(996)	-
Total operating expenses		13,119	(238)	-	12,881

Operating loss		(11,334)	223	-	(11,111)
Finance income	a	36	8	-	44
Finance expense	a	(65)	(21)	-	(86)
Net finance income (loss)		(29)	(13)	-	(42)
Gain on sale of assets	d	34	3,271	-	3,305
Loss before income taxes		(11,329)	3,481	-	(7,848)
Income tax (recovery)		3	-	-	3
Net loss and comprehensive loss		(11,332)	3,481	-	(7,851)
Less: Net loss attributable to Dantherm		(1,287)	-	-	(1,287)
Power A/S non-controlling interests
Net loss and comprehensive loss		$(10,045)	$3,481	$-	$(6,564)
attributable to Ballard Power
Systems Inc.
Basic and diluted loss per share		$(0.12)	$0.04	$-	$(0.08)
attributable to Ballard Power
Systems Inc.
Weighted average number of		84,012,410	84,012,410	84,012,410	84,012,410
common shares outstanding

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Transition to IFRS (cont’d):

(ii)	Reconciliations of Canadian GAAP to IFRS (cont’d):

The following is a summary of the effects of the differences between IFRS and Canadian GAAP on the Corporation’s accounting policies, statement of financial position, and statement of comprehensive income for periods previously reported under Canadian GAAP subsequent to the Transition Date to IFRS. The adoption of IFRS did not change the Corporation’s actual cash flows, but has resulted in changes to the Corporation’s statements of financial position and comprehensive loss.

(a) Decommissioning liabilities

Under both Canadian GAAP and IFRS, the Corporation is required to determine a best estimate of asset retirement obligations (termed decommissioning liabilities under IFRS) for all of the Corporation’s facilities. Under IFRS, the liability is measured by applying the risk-free discount rate to the estimated total cost of decommissioning each reporting period whereas under Canadian GAAP the liability was measured using a company-specific discount rate. As a result of the application of a lower discount rate under IFRS, adjustments to increase provisions and other long-term liabilities and property, plant and equipment were recorded by the Corporation. The impact arising from the change is summarized as follows:

	January 1,	March 31,	December 31,
Consolidated statement of financial position	2010	2010	2010
Property, plant and equipment	$197	$295	$239
Provisions and other long-term liabilities	(1,527)	(1,657)	(1,620)
Increase to accumulated deficit	$(1,330)	$(1,362)	$(1,381)

	Three months ended	Year ended
	March 31,	December 31,
Consolidated statement of comprehensive income	2010	2010
Cost of product and service revenues	$(19)	$(44)
Finance income	8	(120)
Finance expense	(21)	113
Increase to net loss and comprehensive loss	$(32)	$(51)

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Transition to IFRS (cont’d):

(ii)	Reconciliations of Canadian GAAP to IFRS (cont’d):

(b) Share-based payments

Under Canadian GAAP, the Corporation values stock-based compensation that vests in tranches as a single grant. IFRS requires that each share-based compensation tranche be valued as a separate grant with a separate vesting date. Therefore under IFRS, the fair value of each share-based compensation tranche will be amortized over each tranche’s vesting period instead of recognizing the entire award on a straight-line basis over the term of the grant. As a result of this difference, the Corporation has recorded a charge to contributed surplus for unvested stock-based compensation awards. The impact arising from the change is summarized as follows:

	January 1,	March 31,	December 31,
Consolidated statement of financial position	2010	2010	2010
Contributed surplus	$(1,304)	$(1,043)	$(826)
Increase to accumulated deficit	$(1,304)	$(1,043)	$(826)

	Three months ended	Year ended
	March 31,	December 31,
Consolidated statement of comprehensive income	2010	2010
Cost of product and service revenues	$4	$(35)
Research and product development	124	228
General and administrative	118	271
Sales and marketing	15	14
Decrease to net loss and comprehensive loss	$261	$478

(c)	Accumulated other comprehensive loss

As stated in note 16(i), the Corporation has elected to reset its historical cumulative translation loss to nil at the Transition Date and therefore the Corporation has recorded a charge to accumulated deficit in the IFRS opening statement of financial position. The impact arising from the change is summarized as follows:

	January 1,	March 31,	December 31,
Consolidated statement of financial position	2010	2010	2010
Contributed surplus	$(236)	$(236)	$(236)
Increase to accumulated deficit	$(236)	$(236)	$(236)

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Transition to IFRS (cont’d):

(ii)	Reconciliations of Canadian GAAP to IFRS (cont’d):

(d) Accelerated recognition of sale and leaseback gains

Under Canadian GAAP, sale and leaseback gains are deferred and amortized over the term of the lease when the leaseback is classified as an operating lease. Under IFRS, such gains may be recognized upfront if the sale and leaseback transaction results in an operating lease, and is undertaken at fair value. As a result of this difference, the land component of the March 2010 sale and leaseback of the Corporation’s head office building has been determined to meet the IFRS criteria to be treated as an operating lease. The unamortized portion of the deferred gain attributed to the land leaseback has been recognized in 2010 net income and the related deferred gain derecognized in 2010. The impact arising from the change is summarized as follows:

	January 1,	March 31,	December 31,
Consolidated statement of financial position	2010	2010	2010
Contributed surplus	$-	$3,252	$3,089
Increase to accumulated deficit	$-	$3,252	$3,089

	Three months ended	Year ended
	March 31,	December 31,
Consolidated statement of comprehensive income	2010	2010
Research and product development	$(19)	$(182)
Gain on sale of assets	3,271	3,271
Decrease to net loss and comprehensive loss	$3,252	$3,089

(e)	Foreign currency translation of subsidiary (Dantherm Power)

Under IFRS, the functional currency of the subsidiary determines the translation methodology. As Dantherm Power’s functional currency has been assessed as the Danish Kroner under IFRS, Dantherm Power will be consolidated under IFRS using the current rate method. Under Canadian GAAP, Dantherm Power was translated using the temporal method. The impact arising from the change is not considered to be material.s:

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16. Transition to IFRS (cont’d):

(ii)	Reconciliations of Canadian GAAP to IFRS (cont’d):

	(f)	Property, plant and equipment

Under IFRS, property, plant and equipment may be accounted for using either a cost or revaluation model. The Corporation has elected to use the cost model for all classes of property, plant and equipment. This is consistent with the Corporation’s accounting policy under Canadian GAAP and hence has no impact on the Corporation’s property, plant and equipment balances.

	(g)	Impairment of assets

If there is an indication that an asset may be impaired, an impairment test must be performed. Under Canadian GAAP, this is a two-step impairment test in which (i) undiscounted future cash flows are compared to the carrying value; and (ii) if those undiscounted cash flows are less than the carrying value, the asset is written down to fair value. Under IFRS, an entity is required to assess, at the end of each reporting period, whether there is any indication that an asset may be impaired. If such a condition exists, the entity shall estimate the recoverable amount of an asset by performing a one-step impairment test, which requires a comparison of the carrying value of an asset to the higher of (1) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. In addition, IFRS requires property, plant and equipment, goodwill and intangible assets to be assessed for impairment at the cash-generating unit (“CGU”) level, rather than the reporting unit level considered by Canadian GAAP. As a result of this difference, in principle, impairment write downs may be more likely under IFRS than under Canadian GAAP.

Also under IFRS, when circumstances have changed such that impairments have been reduced, any previous impairment losses on assets other than goodwill and indefinite-lived intangible assets should be reversed while Canadian GAAP prohibits the reversal of impairment losses.

The Corporation has concluded that the adoption of these standards does not result in a change to the carrying value of the Corporation’s property, plant and equipment, goodwill, and intangible assets on transition to IFRS.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16. Transition to IFRS (cont’d):

(ii)	Reconciliations of Canadian GAAP to IFRS (cont’d):

	(h)	Provisions

Under Canadian GAAP, a provision is required to be recorded in the financial statements when required payment is considered “likely” and can be reasonably estimated. The threshold for recognition of provisions under IFRS is lower than that under Canadian GAAP as provisions must be recognized if required payment is “probable”. Therefore, in principle, it is possible that there may be provisions which would meet the recognition criteria under IFRS that were not recognized under Canadian GAAP.

There are also differences in the measurement of provisions under IFRS and Canadian GAAP, including the requirement under IFRS for provisions to be discounted where material and the methodology for determining the best estimate where there is a range of equally possible outcomes. Under IFRS, the mid-point of the range us used, whereas Canadian GAAP applies the low end of the range.

The Corporation has concluded that there is no adjustment to the Corporation’s consolidated financial statements on transition to IFRS for the measurement of provisions; however, certain reclassifications have been made in the statement of financial position in classifying provisions.

	(i)	Functional presentation

Under IFRS, the income statement must be presented on a basis either by function or by nature. Under Canadian GAAP, the income statement could be presented using a mix of both function and nature of expenditure. The Corporation has elected to use the functional classification basis for the presentation of its income statement. As a result, the operating expenses of depreciation and amortization, restructuring charges, and acquisition costs, which are individually presented under Canadian GAAP, have been reallocated to research and product development, general and administrative, and sales and marketing expense under IFRS.